UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  MONROC, INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         -----------------------------
                         (Title of Class of Securities)

                                 610242-10-9
                                 ------------
                                (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                January 29, 1998
                                ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 15


CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 2 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                     BCCP I, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3235684
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,721,577**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,721,577**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,721,577**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                61.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 3 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BUILDING AND CONSTRUCTION
                                                     CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3213369
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,721,577**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,721,577**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,721,577**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                61.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 4 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,721,577**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,721,577**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,721,577**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                61.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 5 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,721,577**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,721,577**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,721,577**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                61.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 6 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,721,577**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,721,577**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,721,577**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                61.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 7 of 15

This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on January 6, 1996 by BCCP I, L.P., a California limited partnership ("BCCP I"), Building and Construction Capital Partners, L.P., a California limited partnership ("BCCP"), Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 1730 Beck Street, Salt Lake City, Utah 84116. The following amendments to Items 4 and 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction
-------------------------------

Item 4 of the Schedule 13D is hereby amended to add the following additional information:

On January 29, 1998, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with U.S. Aggregates, Inc., a Delaware corporation ("USAI"), and Western Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of USAI ("Sub"), providing for the merger of Sub with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation and wholly owned subsidiary of USAI. Reference is made to the Merger Agreement attached as Exhibit 2.1 to Form 8-K filed by the Issuer on February 2, 1998.

Pursuant to a Voting Agreement dated January 29, 1998 (attached as Exhibit B hereto) by and between USAI and BCCP I, BCCP I has agreed, among other things, to vote its shares of Common Stock in favor of approval and adoption of the Merger Agreement and the Merger.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to information furnished to the Reporting Persons by the Issuer, there were 6,014,200 shares of Common Stock issued and outstanding as of January 31, 1998 (including the 1,500,000 shares it may acquire pursuant to exercise of the Warrant). Pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), BCCP I may beneficially own not only 1,650,000 shares of Common Stock and the 1,500,000 shares it may acquire pursuant to exercise of the Warrant, but also 243,506 unallocated shares held by the ESOP which will be voted in accordance with the Board's determination, and 328,071 shares owned by Colonial because of a voting agreement to vote such shares in favor of BCCP's nominees for five years. Based on such information, Reporting Persons may have beneficial ownership of 3,721,577 shares of Common Stock, which represents 61.9% of the Issuer's outstanding Common Stock.



CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 8 of 15

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.

Exhibit B   Voting Agreement dated January 29, 1998, between U.S. Aggregates,
            Inc. and BCCP I.


CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 9 of 15

                                  SIGNATURES

After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary


BCCP I, L.P
BUILDING AND CONSTRUCTION CAPITAL PARTNERS, L.P

By  Richard C. Blum & Associates,
    L.P., its General Partner


    By  /s/ Murray A. Indick
        -------------------------------
        Murray A. Indick
        Managing Director
        and General Counsel




By  /s/ Murray A. Indick
    -------------------------------------
    RICHARD C. BLUM
    By  Murray A. Indick, Attorney-in-Fact



CUSIP NO. 610242-10-9            SCHEDULE 13D                    Page 10 of 15

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  February 5, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary


BCCP I, L.P
BUILDING AND CONSTRUCTION CAPITAL PARTNERS, L.P

By  Richard C. Blum & Associates,
    L.P., its General Partner



    By  /s/ Murray A. Indick
        -------------------------------
        Murray A. Indick
        Managing Director
        and General Counsel




By  /s/ Murray A. Indick
    -------------------------------------
    RICHARD C. BLUM
    By  Murray A. Indick, Attorney-in-Fact


CUSIP NO. 610242-10-9            SCHEDULE 13D                    Page 11 of 15

                                   Exhibit B


VOTING AGREEMENT

This Voting Agreement is entered into as of January 29, 1998, between U.S. Aggregates, Inc., a Delaware corporation ("Purchaser"), and Building and Construction Capital Partners I, L.P., a California limited partnership (the "Stockholder").

RECITALS

A. Pursuant to that certain Agreement and Plan of Merger dated as of January 29, 1998 (the "Merger Agreement") among Purchaser, Western Acquisition, Inc., a Delaware corporation and wholly owned indirect subsidiary of Purchaser ("Sub"), and Monroc, Inc., a Delaware corporation ("Monroc"), Sub will be merged with and into Monroc (the "Merger").

B. The Stockholder is executing this Agreement as an inducement to Purchaser to enter into and execute the Merger Agreement.

C. All capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Purchaser:

(a) The Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Stockholder, and no other proceedings on the part of the Stockholder are necessary to authorize the execution and delivery of this Agreement or to consummate such transactions.

(b) The execution and delivery of this Agreement by the Stockholder do not, and the performance of this Agreement by the Stockholder will not, result in a violation of, or a default under, or conflict with, any contract, commitment, agreement or arrangement which the Stockholder is a party or by which the Stockholder is bound or affected, which violation, default or conflict would materially and adversely affect the Stockholder's ability to perform its obligations under this Agreement.



CUSIP NO. 610242-10-9            SCHEDULE 13D                    Page 12 of 15

(c) The Stockholder is the record holder of 1,650,000 shares of common stock, par value $.01 per share, of Monroc (the "Shares"). The Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares. Except for the Shares, the Stockholders is not the record or beneficial owner of any shares of capital stock of Monroc.

2. Representations and Warranties of Purchaser. The Purchaser hereby represents and warrants to the Stockholder:

(a) Purchaser has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement or to consummate such transactions.

(b) The execution and delivery of this Agreement by Purchaser do not, and the performance of this Agreement by Purchaser will not, result in a violation of, or a default under, or conflict with, any contract, commitment, agreement or arrangement which Purchaser is a party or by which Purchaser is bound or affected, which violation, default or conflict would materially and adversely affect Purchaser's ability to perform its obligations under this Agreement.

3. Disposition of Shares. During the term of this Agreement, the Stockholder hereby covenants and agrees that it shall not transfer ownership of or pledge any of its Shares unless the transferee or pledgee agrees in writing to be bound by the terms and conditions of this Agreement.

4. Voting. During the term of this Agreement, the Stockholder hereby agrees that at any meeting of the stockholders of Monroc, however called, and in any action by consent of the stockholders of Monroc, the Stockholder shall vote its Shares owned as of the date hereof or hereafter acquired (a) in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby and (b) against approval or adoption of any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or reasonably be expected to result in a breach of the Merger Agreement; provided, however, that the Stockholder has no obligation to vote in favor of adoption of any agreement other than the Merger Agreement as presently constituted or approval of any transaction other than those transactions described in the Merger Agreement.

5. Proxy. During the term of this Agreement, the Stockholder hereby constitutes and appoints Purchaser, or any nominee of Purchaser, with full power of substitution, as his or its true and lawful attorney and proxy, for and in his, her or its name, place and stead, to vote as his, her or its proxy at any meeting of the stockholders of Monroc, however called (a) in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby and (b) against approval or adoption of any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would


CUSIP NO. 610242-10-9            SCHEDULE 13D                    Page 13 of 15

impede, interfere with, delay, postpone or attempt to discourage the Merger or reasonably be expected to result in a breach of the Merger Agreement; provided, however, that the Stockholder has no obligation and the Purchaser has no authority to vote in favor of adoption of any agreement other than the Merger Agreement as presently constituted or approval of any transaction other than those transactions described in the Merger Agreement. The Purchaser may sign such Stockholder's name to any written consent of the stockholders of Monroc with respect to the Shares but only with respect to matters referenced in clauses (a) and (b) of this Section 5 and subject to the limitations set forth in Section 4 and this Section 5.

6. Waiver of Appraisal Rights. To the extent applicable, the Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that the Stockholder may have on the terms set forth in the Merger Agreement in effect on the date hereof.

7. Termination.  This Agreement shall terminate upon the earliest to occur of
(a) the consummation of the Merger or (b) the termination of the Merger
Agreement.

8. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

9. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

10. Amendment; Waiver. This Agreement shall not be amended, altered or modified except by an instrument in writing duly executed by each of the parties hereto. No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, power or remedy preclude any other future exercise thereof or the exercise of any other right, power or remedy hereunder.

11. Assignment. Neither this Agreement nor any right or obligation hereunder is assignable in whole or in part, whether by operation of law or otherwise, by the parties to this Agreement without the express written consent of the other parties, and any such attempted assignment shall be void and unenforceable

12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof.



CUSIP NO. 610242-10-9            SCHEDULE 13D                    Page 14 of 15

13. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

14. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have teen duly given upon receipt) by delivery in person, by cable, telegram, telex or telecopies, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

If to Purchaser:
U.S. Aggregates, Inc.
400 South El Camino Real
Suite 500
San Mateo, California 94402
Attn:  Michael J. Stone

with a copy to:
Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601
Attn:  John A. Schoenfeld, Esq.

If to Stockholder:
Richard Blum & Associates
909 Montgomery Street
Suite 400
San Francisco, California 94133
Attn:  Murray A. Indick, Esq.

with copies to:
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
136 South Main Street
1000 Kearns Building
Salt Lake City, Utah 84101
Attn:  Nolan S. Taylor, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

15. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.



CUSIP NO. 610242-10-9            SCHEDULE 13D                    Page 15 of 15

16. 	Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall not be necessary for all parties hereto to execute the same counterpart(s) of this Agreement for this Agreement to become effective

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first written above.


U.S. AGGREGATES, INC.


By:   /s/ Michael J. Stone

Name: Michael J. Stone

Title: Chief Financial Officer


BUILDING AND CONSTRUCTION CAPITAL
PARTNERS I, L.P.


By:  BUILDING AND CONSTRUCTION CAPITAL
PARTNERS, L.P., as general partner


By: /s/ Marc T. Scholvinck

Name: Marc T. Scholvinck

Title: Chief Financial Officer
       Richard C. Blum & Associates, L.P.
       its general partner